EXHIBIT 99.70

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010

Background

This discussion and analysis of financial position and results of operation is prepared as at January 24, 2011 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended November 30, 2010 of Tasman Metals Ltd. (“Tasman” or “the Company”).  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSXV under the symbol “TSM”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and iron ore projects in Scandinavia and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  As at November 30, 2010 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 75 claims and claim applications for strategic metals, including rare earth elements (“REE”) in Sweden, Finland and Norway, and the owner of various interests in 7 iron ore exploration claims in the Kiruna district.  In addition and subject to various future expenditure commitments, Tasman holds rights to two claims under the Bastnäs Joint Venture.

REE Projects

Sweden

Tasman holds seven claims in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  REE bearing minerals include eudialyte, catapleite, britholite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Drilling by Tasman at Norra Kärr commenced in mid-December 2009 and was completed during May 2010, with a total of 26 holes drilled for a total of 3276 metres.  All 26 holes intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 350m in width.  Numerous holes finished in mineralization.

Following the success of this drilling program, Tasman initiated metallurgical testing on material from Norra Kärr.  SGS Minerals Services of Canada are undertaking mineralogical characterization, concentrate preparation and hydrometallurgical testing on a 100 kg sample.  This metallurgical study is the first comprehensive work to be undertaken on the Norra Kärr project, and is anticipated to generate a first phase of reportable results during the first quarter 2011.

Mineralogical characterisation is focusing on identifying the presence and abundance of REE bearing minerals using QEMSCANTM and electron microprobe technology.  Metallurgical test work is underway to prepare an REE mineral concentrate using gravity, magnetic, electromagnetic and flotation procedures with a view to determining the most efficient and effective method for future processing.  The REE mineral concentrate will then be subjected to various hydrometallurgical techniques, to identify possible extraction methods.  SGS Minerals Services were chosen as the preferred research partner for this work due to their strong global reputation and extensive experience in REE processing, including recent work on projects with similar processing characteristics to Norra Kärr.

During November 2010, Tasman announced the first NI 43-101 compliant independent resource estimate for Norra Kärr, as prepared by Pincock Allen & Holt (“PAH”), who recommend that the deposit merits additional drilling, metallurgical research and economic investigation.  Mineral resources were modeled by PAH applying five different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table 1).  At this cut-off, Norra Kärr hosts an Inferred Mineral Resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  Table 2 illustrates the grade averages for all of the rare earth oxides at the various cut-offs.

Table 1: Inferred Resource Estimate for the Norra Kärr Deposit.

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	ZrO2%	HfO2%	Tonnes of Contained TREO
0.6	16.2	0.66	52%	1.80	0.033	106,900
0.5	38.4	0.60	52%	1.75	0.034	230,400
0.4	60.5	0.54	53%	1.72	0.034	326,700	BASE CASE
0.3	77.9	0.50	54%	1.70	0.035	389,500
0.2	99.3	0.45	53%	1.60	0.034	446,800

Notes:

1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Tasman is advancing its rare-earth metallurgical studies at SGS Lakefield (Canada) assisted by consulting metallurgist Les Heymann, with the aim of developing a cost-efficient and effective metallurgical flowsheet.

4
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

5	The resource estimate has been classified as an Inferred Resource due to the wide-spaced sample data within the current deposit outline.
6
The resource estimate is based on:
-  A database of 26 drill holes totalling 3,276m of diamond drilling completed by the Company since December 2009 where samples were composited on 2m lengths.  Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.
-  Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
-  Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.
-  Metallurgical test work at Norra Karr is in progress and no information was available at the time of this resource calculation.

The drill-defined Mineral Resource at Norra Kärr begins at surface and is open at depth and to the south.

As recommended by PAH, Tasman began a 3rd phase of drilling at Norra Kärr in January 2011.  This phase of drilling is designed to infill sections to a spacing of 100m to increase confidence in the inferred mineral resource, and to gain additional sample for metallurgical testing.

Mineralogical and metallurgical research is underway, led by SGS Minerals Services of Canada.  It is intended that the data from these studies will form the basis for a scoping study on the deposit planned for 2011.

Bastnäs

Tasman has signed a binding “Option and Joint Venture Agreement” to acquire a 90% interest in the Bastnäs REE project in south central Sweden.  The project vendor is an arms-length Swedish geological consulting group (the “Vendor”) who will provide future technical assistance to Tasman.  The project area is contained within the adjoining Älgtorp nr 4 and Älgtorp nr 5 exploration permits, totaling of 914 hectares which lie within the Bergslagen mining district approximately 150 km west northwest of Stockholm.

Despite the long known abundance of REE minerals in the area, little modern exploration has focused on the discovery of these metals.  In the 1980s and early 1990s the Swedish state owned company SGAB undertook gold and base metal exploration, when new REE occurrences were discovered.  These results were never followed up however, and few samples were ever assayed for REEs.  To the best of Tasman’s knowledge, no drilling has ever focused on REE targets.  In the late 1970s a greater than 2 km long exploration drive was dug from the Bäckegruvan iron mine in the south of the claims towards the northwest, seeking additional iron and copper resources.  The data from this exploration drive is available to Tasman.

Analyses from the project available to Tasman are sourced from open file public data, taken by SGAB during 1986 and 1990.  Results provided below are from a series of grab samples from mine dumps across the project.  While the set of REE data is incomplete, they indicate the tenor of mineralization, elevated in both the heavy and the light REEs.  In addition to the high REE values, of note are the regularly elevated Au values.  Samples were assayed within the laboratories of the Swedish Geological Survey, using XRF and ICP techniques and applying best practices of the day.

SAMPLE	TREO (%)	Au (ppm)	La2O3 (%)	Ce2O3 (%)	Nd2O3 (%)	Y2O3 (%)	Sm2O3 (%)	Eu2O3 (ppm)	Gd2O3 (ppm)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)
BBAC86507	5.57	8.69	1.27	2.35	1.29	0.20	0.18	243	1608	561	88	142	59	5
BBAC86508	4.26	0.81	0.91	1.82	0.94	0.22	0.14	174	1244	607	97	167	78	7
BBAC86509	7.92	6.26	1.71	3.30	1.71	0.44	0.27	307	2674	1163	190	331	133	12
BBAC86510	14.77	6.14	3.50	6.66	3.30	0.36	0.43	350	3373	1082	173	251	86	8
BBAC86512	17.47	1.40	5.01	8.40	3.33	0.12	0.32	299	2025	340	84	104	35	4
BBAC86524	5.72	0.60	2.00	3.60		0.12
BBAU90113	2.04	0.60	1.60			0.44
BBAU90170	1.82	0.07	1.74			0.08
BBAA86085	3.43	0.20	1.05	2.30		0.08
BBAA86090	6.74	0.20	2.02	4.60		0.12

For Tasman to acquire and maintain its Option to earn a 90% Joint Venture interest in the Bastnäs Property, the Company must pay the Vendor a total of SEK 1,365,000 (approximately CA$ 140,000) over a period of 5 years including SEK 325,000 (approximately CA$ 46,250) in the first year.  The remaining 10% of the project may be exchanged for a 2% Net Smelter Return royalty (“NSR”) on production from the Property, should the Vendor choose not to be a contributing partner once Tasman achieves its 90% ownership.  This NSR may be purchased by Tasman for SEK 6,500,000 (approximately CA$ 902,000).

Finland

In Finland, Tasman has made 20 claim reservation applications totalling 17,884 hectares and 35 claim applications totalling 2845 hectares.

Korsnäs

As announced on February 3, 2010, the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnäs was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders.  In the 1950s, the Geological Survey of Finland followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REEs.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20m thick, is known to trend over a strike length of greater than 300m, and extends from surface to a vertical depth of 175m.  Ore resources remaining at the conclusion of mining have not yet been determined.  It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.

Apatite, monazite and allanite are the principal REE minerals present at Korsnäs, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 - 90 % of the REEs present, the balance consisting principally of Pr and Sm.

In addition to the Korsnäs mine site, gravity, seismic refraction surveys and diamond drilling have been conducted by the Geological Survey of Finland and Outokumpu Oy within the claim reservations held 100% by Tasman that lie south of Korsnäs.  This work has indentified skarnified fault zones with the same mineralogy as Korsnäs, plus numerous REE- and Pb- rich glacial boulders.

Otanmäki

On September 14, 2010, Tasman announced it had increased its claim holding at Otanmäki, such that the Otanmäki project now totals 10,954 hectares in size.  This change in claim holding included the application for claims is some areas where tenure had previously been secured by Tasman’s claim reservations.  The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, with excellent infrastructure including railway access within 2 km of the claim boundary.

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

Katajakangas is comprised of a number of REE mineralized horizons, the most persistent being up to 1.4 metres in thickness, and drill tested over a strike length of more than 850 metres.  The REE zone remains open along strike and at depth.  REE's at Katajakangas are present as fergusonite, allanite and lesser columbite within a metasomatic altered interval of quartz-feldspar schist.

In 1985, Rautaruukki Oy reported a resource estimate at Katajakangas of 0.46 million tonnes at 2.71% TREO 0.76% Nb2O5, and 1.13 ZrO2 (TREO = total rare earth oxide; see table 1 for a complete list contributing of rare earth oxides). The resource estimates are based on 14 diamond drill holes, drilled in 7 profiles 850 metres along strike and has been calculated to a vertical depth of 150 metres.  The resource estimate is based on a report titled “Katajakangas geologinen malmiarvio” by Rauno Hugg in 1985 of Rautaruukki Oy.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a Qualified Person, and the historical estimate should not be relied upon.

Better drill intersections include:

R-14: 1.40m @ 2.95% TREO, 0.87% Nb2O5, 1.28% ZrO2 from 57.4m;
R-19: 0.60m @ 3.60% TREO, 1.01% Nb2O5, 0.98% ZrO2 from 79.0m;
R-20: 0.80m @ 2.93% TREO, 0.86% Nb2O5, 1.01% ZrO2 from 121.6m;

Kontioaho is situated 1.3km to the north-northeast of Katajakangas, where REE mineralization has been discovered within a 7-12 metre wide northwest trending alteration zone comprised of quartz, microcline, plagioclase, zircon and magnetite hosted within a quartz-feldspar schist.  The mineralized horizon shows up as a strong northwest-southeast trending ground magnetic anomaly that extends for more than 400 metres.  The principal REE minerals at Kontioaho are allanite, fergusonite and xenotime.

Better drill intersections included:

R-9: 6.90m @ 0.65% TREO, 0.10% Nb2O5, 3.39% ZrO2 from 3.4m;
R-4: 12.00m @ 0.51% TREO, 0.09% Nb2O5, 2.45% ZrO2 from 79.8m;
R-3: 11.30m @ 0.64% TREO, 0.15% Nb2O5, 2.33% ZrO2 , from 188.2m;

During a compilation and review of historic data, numerous mineralized boulder trains were identified at Otanmäki, the interpreted bedrock sources of which are now are secured within the expanded claim and claim reservation area.  Data from 44 mineralized boulders, sampled by previous claim holder Rautaruukki Oy between 1982 and 1985 gave the results provided in the table below.  Note that only 6 of the 16 REEs were assayed by Rautaruukki Oy, including only 2 of the higher value heavy REEs (Eu2O3 and Y2O3).

	La2O3 ppm	Pr2O3 ppm	Nd2O3 ppm	Sm2O3 ppm	Eu2O3 ppm	Y2O3 ppm	ZrO2%	Nb2O5 ppm	Ta2O5 ppm	Hf ppm
Maximum	7,546	2,047	7,312	1,461	221	4,889	2.97	16,730	659	1,120
Minimum	1,591	479	1,591	290	12	1,539	0.87	2,517	183	310
Average	4,653	1,305	4,450	885	78	3,329	1.48	9,078	421	530

To facilitate exploration at Otanmäki, on the 5th October 2010 announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

Numerous high priority radiometric/magnetic anomalies have been identified for follow-up, many of which are associated with known mineralized trends.  Ground checking of anomalous areas with mapping and sampling is underway.

Norway

In Norway, Tasman has submitted seven claim applications covering 208 hectares considered prospective for REEs.

Iron Projects

As previously described, Tasman has completed two transactions with public companies covering the joint venture or sale of the Company’s iron ore projects.  Tasman is not operator of either joint venture.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Fiscal 2011	Fiscal 2010				Fiscal 2009
Three Months Ended:	Nov. 30, 2010 $	Aug. 31, 2010 $	May 31, 2010 $	Feb. 28, 2010 $	Nov. 30, 2009 $	Aug. 31, 2009 $	May 31, 2009 $	Feb. 28, 2009 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(171,454)	(149,432)	(254,316)	(230,653)	(20,120)	(342)	(1,597)	Nil
Expenses	(330,292)	(213,431)	(233,611)	(181,279)	(378,868)	(41,086)	(176)	(153)
Other items	116,250	4,887	98,459	4,571	641	2,386	331	(961)
Net income (loss)	(385,496)	(357,976)	(389,468)	(407,361)	(398,347)	(39,042)	(1,442)	(1,114)
Other comprehensive (loss) gain	293,467	413	(8,335)	Nil	Nil	Nil	Nil	Nil
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.02)	(0.00)	(0.00)	(0.00)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (deficit)	14,966,747	4,551,360	4,753,041	1,975,645	2,364,653	(130,022)	(75,351)	(73,846)
Total assets	15,678,227	4,830,489	4,956,469	2,174,958	2,485,823	55,986	36,861	40,420
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the three months ended November 30, 2010 (the “2010 period”) the Company reported a net loss of $385,496 ($0.01 per share), compared to a net loss of $398,347 ($0.02 per share) for the three months ended November 30, 2009 (the “2009 period”), a decrease in loss of $12,851.

General and administrative expenses decreased by $48,576 from $378,868 during the 2009 period to $330,292 during the 2010 period.  The Company incurred specific general and administrative expenses of note during the 2010 period as follows:

•	incurred $13,250 (2009 - $13,500) for accounting, administration and rent charged by a private corporation controlled by a director of the Company;
•
incurred mineral exploration costs of $171,454 (2009 - $20,120), the activities which are described in “Exploration Projects”, and general exploration costs of $18,823 (2009 - $5,432) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.

•
incurred $36,057 for travel expenses (2009 - $10,085), primarily for ongoing travel by Company personnel to oversee the Company’s ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	incurred legal fees of $435 (2009 - $19,927). During the 2009 period legal fees were primarily for services relating to the Amalgamation;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2010 period, the Company paid Mining Interactive $10,000 (2009 - $6,000);

•
paid $61,300 (2009 - $5,100) for professional services.  The Company reimbursed $3,300 (2009 - $nil) to Tumi Resources Limited, a public company with common directors, for shared administration and other costs and $14,000 (2009 - $nil) for professional services to directors and officers of the Company.  During the 2010 period the Company also paid $45,000 to a consultant for financial consulting;

•	incurred $36,750 (2009 - $nil) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO.
•	the Company recorded $46,750 (2009 - $248,500) stock-based compensation expense relating to the granting and vesting of stock options;
•
incurred audit fees of $9,094 (2009 - $27,935) for the year-end audit.  The fluctuation between the 2010 period and the 2009 period was solely due to the timing of billings of the Company’s year-end financial statements;

•	during the 2009 period the Company incurred a corporate finance fee of $20,000 with respect to the Amalgamation; and
•
corporate development increased by $53,171, from $3,694 during the 2009 period to $56,865 during the 2010 period.  During the 2010 period the Company has incurred costs for several ongoing market awareness programs.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the 2010 period the Company incurred a total of $46,929 (2009 - $18,501) on acquisition costs on its unproven mineral interests, for land fees and associated costs for its mineral claims in Sweden, Finland and Norway.  On July 5, 2010 the Company entered into a sale agreement with Beowulf Mining plc (“Beowulf”) whereby Beowulf agreed to acquire the Company’s remaining iron ore properties for 691,921 common shares of Beowulf at an ascribed value of $40,000.  See “Exploration Projects”.

During the 2010 period the Company completed a non-brokered private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised of one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share for a period of two years.

Financial Condition / Capital Resources

As at November 30, 2010, the Company had working capital of $14,966,747.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Subsequent to November 30, 2010, the Company received a further $527,470 from the exercise of warrants and stock options.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended August 31, 2010.  The critical accounting estimates relate to the capitalization of costs directly related to unproven mineral interests and the recording of stock-based compensation.

Changes in Accounting Principles

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

The Company does not believe that the adoption of these accounting standards will have a material impact on its consolidated financial statements.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is January 1, 2011, with an effective transition date of January 1, 2010 for financial statements prepared on a comparative basis.  The Company is engaged in an assessment and conversion process which includes consultation with external consulting firms and expects to be ready for the conversion to IFRS in advance of January 1, 2011.  As part of the conversion process, the Company has offered IFRS specific training to senior financial reporting personnel and directors.

The Company’s approach to the conversion to IFRS includes three phases.

Phase One:
an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS, was completed in 2009.

Phase Two:	an in depth analysis of the impact of those areas identified under phase one, commenced in 2010.

Phase Three:	the implementation of the conversion process, through the preparation of the opening balance sheet as at September 1, 2011, will be completed in 2011.

At this point, the Company’s IT accounting and financial reporting systems are not expected to be significantly impacted.  Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

Based on the review undertaken under Phase One and the work completed to date under Phase Two, the Company believes that IFRS will have limited impact on its current financial position.  At the same time, IFRS will likely require more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.  The specific accounting areas the Company has focused its analysis on are outlined below together with the more salient issues under each area.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Resource Interests	Exploration, evaluation and development costs are expensed when incurred.	IFRS has limited guidance with respect to these costs and currently allows exploration and evaluation costs to be either capitalized or expensed.	The existing accounting policy is likely to be maintained.
Asset Retirement Obligations	Canadian GAAP limits the definition of ARO’s to legal obligations.	IFRS defines ARO’s as legal or constructive obligations.	The broadening of this definition is unlikely to cause a significant change in current estimates.

ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rates.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.
The change in calculation of ARO and the discounting process will likely generate some changes in the value of ARO on transition.
Impairment of Long Lived Assets	Impairment tests of its long-term assets are considered annually based on indications of impairment.	Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.	Assets will continue to be grouped under the Company’s various mining operations. Currently, there are no indications of impairment and, therefore, no impairment test has been performed.
	Impairment tests are generally done on the basis of undiscounted future cash flows.	Impairment tests are generally carried out using the discounted future cash flow.	Impairment tests using discounted values could generate a greater likelihood of write downs in the future.
	Write-downs to net realizable values under an impairment test are permanent changes in the carrying value of assets.	Write downs to net realizable values under an impairment test can be reversed if the conditions of impairment cease to exist.	Potential significant volatility in earnings could arise as a result of the difference in the treatment of write-downs.
Stock-Based Compensation	Stock-based compensation is determined using fair value models (e.g. Black-Scholes) for equity-settled awards and the intrinsic model for cash-settled awards.	Stock-based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model).
The determination of the value of stock-based compensation for share appreciation rights and deferred share units, both cash-settled awards, will change and likely be more volatile under a Black-Scholes model until the awards are settled.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Income Taxes
There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combina-
tion.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.
The Company does not expect the difference in recognition of deferred income tax to have any significant change in the future.
	All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized recognized.	A deferred tax asset is recognized if it is “probable” that it will be realized.	“Probable” in this context is not defined and does not necessarily mean “more likely than not”. The Company is in the final stages of quantifying the impact of this difference.

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS as the Company’s analysis is still in progress and no final determinations have been made where choices of accounting policies are available. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could impact the Company’s financial statements as at August 31, 2011 and in subsequent years, including projects regarding income taxes, financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration and evaluation expenditures, but this is still in the discussion paper stage and may not be completed for some time. The Company is continuing to monitor the development of these projects and will assess their impact in the course of its transition process to IFRS.

Transactions with Related Parties

During the three months ended November 30, 2010 the Company:

i)	incurred $27,450 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

ii)	incurred $36,750 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $3,300 (2009 - $nil) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at November 30, 2010, $16,400 (2009 - $nil) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  During fiscal 2010, the Company retained Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,500 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During the three months ended November 30, 2010 the Company paid $10,000 (2009 - $6,000).

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at January 24, 2011, there were 56,479,802 outstanding common shares, 2,994,016 stock options outstanding with exercise prices ranging from $0.10 to $3.84 per common share, 526,000 compensation options at an exercise price of $0.25 per option and 4,172,525 warrants outstanding with exercise prices ranging from $0.50 to $1.85 per common share.